                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO. 9)
                   Under the Securities Exchange Act of 1934

                     Family Steak Houses of Florida, Inc..
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                              CUSIP Number:  307059105

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 26, 1998
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )

                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      112,470 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            2,244,144 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  112,470 shares of Common Stock

              10. Shared Dispositive Power

                  2,244,144 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,356,614 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    19.9%

14. Type of Reporting Person

    IN

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      1,720,154 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  1,720,154 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,720,154 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    14.5%

14. Type of Reporting Person
    CO

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       523,990 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   523,990 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    523,990 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    4.4%

14. Type of Reporting Person
    EP

Item 1.  Security and Issuer
         -------------------

         This Amendment No. 9 to Schedule 13D constitutes an amendment to the
Schedule 13D filed with the Securities and Exchange Commission on December 26, 1996 by Glen F. Ceiley ("Ceiley"), Bisco Industries, Inc. ("Bisco") and the Bisco Industries, Inc. Profit Sharing Plan (the "Plan") (collectively, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Issuer") (the Schedule 13D, as previously amended, is referred to herein as the "Schedule"). Except as set forth herein, there has been no material change in the information set forth in the Schedule.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
         Item 3 of the Schedule is amended as follows:

         Mr. Ceiley purchased directly 112,470 Shares for a total consideration of $75,042.36 from his personal funds. Bisco purchased 1,720,154 shares for a total consideration of $1,033,196.40. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 523,990 shares for a total consideration of $297,902.64 using funds held in the Plan for investment purposes.

Item 4.  Purpose of Transaction
         ----------------------

On February 24, 1998, the Reporting Persons entered into a Standstill and Settlement Agreement with the Issuer (the "Standstill Agreement"), a copy of which is included as Exhibit 1 to this Amendment No. 9 to Schedule 13D and the terms of which are incorporated herein by this reference. For a description of the material terms of the Standstill Agreement, see Item 6 of this Amendment No. 9 to Schedule 13D.

Pursuant to the Standstill Agreement, on February 26, 1998, Bisco purchased directly from the Issuer 706,700 Shares at a purchase price of $0.432 per Share. The Reporting Persons presently consider the Shares an attractive investment and currently intend to hold the Shares they own for investment purposes. The Reporting Persons have agreed in the Standstill Agreement, among other things, that they will not, directly or indirectly, acquire, or acquire beneficial ownership of, any Shares, except pursuant to the Standstill Agreement and pursuant to any dividends or distributions made on or to the Shares beneficially owned by them, such that at all times during the term of the Standstill Agreement, the Reporting Persons shall own no more than 19.9% of the Issuer's voting securities.

The Reporting Persons will continue to review their investment in the Shares on an ongoing basis. Such continuing review may result in the Reporting Persons selling all or a portion of their holdings in the open market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the price levels of such Shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and Board of Directors of the Issuer; and other future developments.

The Reporting Persons have no present intention to seek to acquire the entire equity interest in the Issuer or to consummate a merger or other business combination transaction between the Issuer and the Reporting Persons or any of their affiliates. However, depending upon their continuing assessment of the factors enumerated above (including the Issuer's financial condition, market conditions and the actions of the management and Board of Directors of the Issuer), and subject to the restrictions contained in the Standstill Agreement, the Reporting Persons may seek to propose to the Board of Directors an acquisition of all or part of the Issuer or another extraordinary corporate transaction involving the Issuer or the sale of a material amount of assets of the Issuer. There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described above with respect to the Shares or the Issuer.

  Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------
         Item 5 of the Schedule is amended as follows:

         (a) As of the close of business on February 26, 1998, the Reporting Persons owned in the aggregate, 2,356,614 Shares, which represent approximately 19.9% of the 11,838,840 Shares outstanding as of February 24, 1998 (as represented to the Reporting Persons by the Issuer in the Standstill Agreement attached as Exhibit 1 to this Amendment No. 9 to Schedule 13D). In accordance with Rule 13d-5(b)(1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on February 26, 1998, Mr. Ceiley beneficially owned an aggregate of 2,356,614 Shares, of which 112,470 Shares were owned by Mr. Ceiley individually, 1,720,154 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 523,990 Shares were held by Mr. Ceiley as sole Trustee of the Plan.

         (b) Mr. Ceiley has the sole power to vote and dispose of the Shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) Pursuant to the Standstill Agreement, on February 26, 1998, Bisco purchased directly from the Issuer 706,700 Shares at a purchase price of $0.432 per Share. In addition, since January 30, 1998, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

Item 6 of the Schedule is amended as follows:

On February 24, 1998, the Reporting Persons entered into the Standstill Agreement, a copy of which is included as Exhibit 1 to this Amendment No. 9 to
Schedule 13D and the terms of which are incorporated herein by this reference. Pursuant to the Standstill Agreement, among other things:

     1. On February 24, 1998, two designees of the Reporting Persons were nominated and elected to the Board of Directors of the Issuer. The Issuer also agreed to propose and support two nominees of the Reporting Persons, as designated by Mr. Ceiley, to stand for election at the Issuer's 1998 Annual Meeting of Shareholders and to include such nominees on the Issuer's 1998 proxy statement.

     2. The Issuer agreed to dismiss without prejudice its claims in the action styled as Family Steak Houses of Florida, Inc. v. Bisco Industries, Inc. et al., Civil Action No. 97-1101-CIV-J20-C, in the United States District Court in and for the Middle District of Florida, Jacksonville Division (the "Litigation"). The Issuer also agreed not to re-file the Litigation or any other litigation involving the same or similar claims during the term of the Standstill Agreement.

     3. The Issuer amended its Shareholder Rights Agreement with ChaseMellon Shareholder Services, Inc. (the "Rights Agreement"), as it applies to the Reporting Persons, to exempt the Reporting Persons' acquisition of up to 20% of the Shares from the operation of the Rights Agreement. The Issuer also agreed that so long as the Reporting Persons comply with their respective obligations under the Standstill Agreement and beneficially own less than 20% of the Shares, the Rights will not be distributed or utilized by the Issuer with respect to the ownership of Shares by the Reporting Persons (whether during the term of the agreement or thereafter), and that it will not exercise its discretionary authority to distribute the Rights.

     4. The Reporting Persons agreed that the Shares owned by them as of the record date for the Issuer's 1998 Annual Meeting of Shareholders will be voted to elect the slate of Director Nominees duly authorized and recommended to the Issuer's shareholders by its Board of Directors (which shall include the Reporting Persons' designees), and that all such shares will be voted and deemed to be present, in person or by proxy, at the 1998 Annual Meeting of Shareholders so that they may be counted for the purpose of determining the presence of a quorum at such meeting.

     5. The Reporting Persons agreed that neither they nor their affiliates or associates will: (i) engage in certain activities with respect to any tender offer or exchange offer for Shares or any merger, acquisition of all or substantially all of the stock or assets of, or other business combination involving the Issuer, other than (x) submitting proposals or offers to the Board of Directors for their consideration, or (y) discussing any proposal or offer made by a third party; (ii) initiate the solicitation of or solicit proxies or consents or become a "participant" in a "solicitation" with respect to any Shares in opposition to the recommendation of the Issuer's Board of Directors with respect to any matter, other than soliciting proxies in opposition to any proposal by the Board of Directors with respect to the adoption by the shareholders of any "anti-takeover" measures (whether in the form of an amendment to the Issuer's Articles of Incorporation by Bylaws or otherwise) or other measures which have the purpose or effect of restricting or limiting the voting rights and powers held by the Reporting Persons; (iii) initiate or institute, or participate in the initiation or institution of, any shareholder vote (whether pursuant to Rule 14a-8 of the Exchange Act or otherwise) with respect to any matter which is not required by the Issuer's Articles of Incorporation or Bylaws, the rules of the National Association of Securities Dealers, Inc. or any national securities exchange on which Shares are then traded, or by any similar laws or rules to be submitted to the Issuer's shareholders; (iv) initiate or institute, or participate in the initiation or institution of any legal, regulatory or administrative action or proceeding in any court of competent jurisdiction or appropriate regulatory or administrative body or agency with respect to the Issuer or any of its associates, employees, accountants, legal counsel or other advisors, which action or proceeding in any way contests, or otherwise seeks to void, the validity of, or the enforceability of any provision of the Standstill Agreement (although the Reporting Persons can defend any such action or proceeding brought by or on behalf of the Issuer or its affiliates or associates); (v) nominate or cause others to nominate or otherwise seek to elect directors of the Issuer other than those nominated by the Board of Directors (including the Reporting Persons' designees); or (vi) join or become a part of any group, or otherwise act in concert with any other Person, for the purpose of acquiring, holding, voting, or disposing of Shares, or otherwise act as a partnership, limited partnership, syndicate, or other group, with any third party so as to be deemed to be a "person" within the meaning of Section 13(d)(3) of the Exchange Act with respect to Shares, except as a member of a group consisting solely of the Reporting Persons and their affiliates and associates with respect to the ownership or voting of the Shares currently owned by them or acquired by them pursuant to the Standstill Agreement.

     6. The Reporting Persons agreed that they will not, directly or indirectly, acquire, or acquire beneficial ownership of, any Shares, except pursuant to the Standstill Agreement and pursuant to any dividends or distributions made on or to the Company shares beneficially owned by the Reporting Persons, such that at all times during the term of the Standstill Agreement, the Reporting Persons shall own no more than 19.9% of the Company's voting securities.

     7. On February 26, 1998, Bisco purchased directly from the Issuer 706,700 Shares at a purchase price of $0.432 per Share.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

The following documents are filed as exhibits to this Amendment No. 9 to
Schedule 13D:

1. Standstill and Settlement Agreement dated as of February 24, 1998, among Family Steak Houses of Florida, Inc., Bisco Industries, Inc., Bisco Industries, Inc. Profit Sharing and Savings Plan and Glen F. Ceiley

                           EXHIBIT 1 TO SCHEDULE 13D

                      STANDSTILL AND SETTLEMENT AGREEMENT
                      -----------------------------------


     THIS STANDSTILL AND SETTLEMENT AGREEMENT (this "Agreement") is made and entered into as the 24th day of February, 1998, by and among (i) FAMILY STEAK HOUSES OF FLORIDA, INC, a corporation organized and existing under the laws of the State of Florida (the "Company"), and (ii) BISCO INDUSTRIES, INC., an Illinois corporation with its principal office located in Orange, California ("Bisco"), the BISCO INDUSTRIES, INC. PROFIT SHARING AND SAVINGS PLAN ( the "Bisco Plan"), and GLEN F. CEILEY ("Ceiley" and, together with Bisco and the Bisco Plan, the "Bisco Parties").

                                    PREAMBLE

     Bisco launched an unsolicited tender offer to acquire 2,600,000 shares of common stock, par value $.01, of the Company, on March 6, 1997 (the "Tender Offer"). The Board of Directors of the Company opposed the Tender Offer and, on March 18, 1997, in response to the Tender Offer, the Board of Directors adopted Amended and Restated Bylaws and entered into a Shareholder Rights Agreement with ChaseMellon Shareholder Services, Inc. (the "Rights Agreement"). The Tender Offer was subsequently withdrawn.

     On April 30, 1997, Bisco filed a Proxy Statement for a Consent Solicitation (the "Consent Solicitation") seeking to (i) repeal the Amended and Restated Bylaws, (ii) amend the bylaws of the Company to opt out of the provisions of the Florida Control Share Act, (iii) amend the bylaws of the Company to redeem the Rights Agreement, and (iv) amend the bylaws to provide that the bylaws would not be subject to amendment by the Board of Directors. The Company opposed the
Consent Solicitation.   The Consent Solicitation failed for lack of sufficient
consents.

     On July 23, 1997, the Bisco Parties delivered to the Company a demand for a special meeting of shareholders to consider certain proposals of the Bisco Parties. The Company contends that the demand, and other similar demands later delivered by the Bisco Parties, was legally insufficient. The Bisco Parties have advised the Company that they seek to nominate their own slate of directors at the 1998 annual meeting of shareholders.

     On September 5, 1997, the Company filed a complaint against the Bisco Parties, styled as Family Steak Houses of Florida, Inc. v. Bisco Industries, Inc. et al., Civil Action No. 97-1101-CIV-J20-C, in the United States District Court in and for the Middle District of Florida, Jacksonville Division (the "Litigation"). In the Litigation, the Company alleges that the Bisco Parties violated various provisions of state and federal law in connection with the Tender Offer and the ensuing proxy contest and seeks various forms of relief, including a preliminary and permanent injunction against the exercise of voting rights by the Bisco Parties with respect to certain of the shares of common stock of the Company owned by them.

     On or about January 15, 1998, the Company caused to be mailed to its shareholders a Notice of Meeting and Proxy Statement for a Special Meeting of Shareholders to consider a proposal to implement a one-for-five reverse stock split (the "Reverse Split"), in order to avoid de-listing of the Company's common stock from NASDAQ. The Bisco Parties have advised that they will oppose the proposed reverse stock split and filed a Proxy Statement in Opposition to the

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

Board of Directors (the "Opposition Proxy Statement") on February 10, 1998.

     The parties are aware of the costs and uncertainties attendant to the Litigation and the ongoing proxy contest. The Company desires to obtain the support of the Bisco Parties for the proposed reverse stock split. Therefore, the parties have now reached an agreement for the settlement of their differences and desire to memorialize their agreement herein.

     NOW, THEREFORE, for and in consideration of the mutual warranties, representations, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

                                  ARTICLE ONE
                                  DEFINITIONS
                                  -----------

     As used in this Agreement and any amendments hereto, the following terms shall have the following meanings respectively:

     "Affiliate" shall have the meaning set forth in regulations of the SEC included in 17 C.F.R. (S) 230.405, or, if amended, then as amended and in effect at the time in question.

     "Associate" shall have the meaning set forth in regulations of the SEC included in 17 C.F.R. (S) 230.405, or, if amended, then as amended and in effect at the time in question.

     "Bankruptcy Exception" shall mean all applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally.

     "Beneficial Owner" (and various derivations of such term such as "beneficially owned") shall have the meaning set forth in the regulations of the SEC included in 17 C.F.R. (S) 240.13d-3, or, if amended, then as amended and in effect at the time in question; provided that for purposes of this Agreement, any option, warrant, right, conversion privilege or arrangement to purchase, acquire or vote Company Voting Securities regardless of the time period during or at which it may be exercised and regardless of the consideration paid shall be deemed to give the holder thereof beneficial ownership of the Company Voting Securities to which it relates. Any Company Voting Securities which are subject to such options, warrants, rights, conversion privileges or other arrangements shall be deemed to be outstanding for purposes of computing the percentage of outstanding securities owned by such Person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by any other Person.

     "Closing Date" shall mean the date of consummation of the transactions contemplated by Section 2 hereof.

     "Common Stock" shall mean the $.01 par value common stock of the Company and any security which is exchanged for such common stock.

     "Company Voting Securities" shall mean all classes of capital stock of the Company which are then entitled to vote generally in the election of directors and any securities exchanged for such classes of capital stock and any securities convertible into or exchangeable or exercisable for such classes of capital stock. For purposes of determining the amount or percentage of outstanding Company Voting Securities beneficially owned by a Person, and for purposes of calculating the aggregate voting power relating to such Company Voting Securities, securities that are deemed to be outstanding shall be included to the extent provided in the definition of "Beneficial owner."

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, included in 15 U.S.C. (S)(S) 78a-78jj, or, if further amended, then as amended and in effect at the time in question.

     "Extraordinary Transaction" shall mean the consummation of any tender offer or exchange offer for Company Voting Securities or any merger, acquisition of all or substantially all of the stock or assets of, or other business combination involving the Company.

     "New Shares" shall mean the 706,700 shares of Common Stock to be acquired by Bisco on the Closing Date, as specified in Section 4.1 hereof.

     "Party" shall mean either the Company, on the one hand, or the Bisco Parties, on the other hand, and "Parties" shall mean all of the foregoing.

     "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

     "Restricted Stock" shall mean the New Shares, excluding any of such that may have been (a) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them or (b) publicly sold pursuant to Rule 144 under the Securities Act.

     "SEC" shall mean the Securities and Exchange Commission, or any successor agency which has primary authority to interpret and enforce the provisions of the Securities Act and the Exchange Act.

     "Securities Act" shall mean the Securities Act of 1933, as amended, included in 15 U.S.C. (S)(S) 77a-77z, or, if further amended, then as amended and in effect at the time in question.

                                  ARTICLE TWO
                    COVENANTS AND AGREEMENTS OF THE COMPANY
                    ---------------------------------------

     The Company hereby covenants and agrees with the Bisco Parties as follows:

     2.1  Board Representation.  During the Term (as defined in Section 6.1),
          --------------------
(i) the Bisco Parties shall have the right to designate two (2) individuals to serve as directors of the Company and (ii) the Board of Directors of the Company shall consist of no more than seven (7) individuals, unless otherwise consented to by the Bisco Parties. The Company agrees to use its best efforts to cause the nomination and election of the Bisco Parties' designees as provided in this
Section 2.1. The Board of Directors of the Company, as evidenced by their unanimous adoption of resolutions approving this Agreement and specifically this Article Two, agree to:

     (a) propose two nominees of the Bisco Parties, as designated by Ceiley, to fill vacancies on the Board of Directors at the Board of Directors meeting scheduled for February 24, 1998 (the "February 24 Meeting");

     (b)  vote in favor of such nominees;

     (c) propose and support two nominees of the Bisco Parties, as designated by Ceiley, to stand for election at the 1998 Annual Meeting of Shareholders of the Company and include such nominees on the Company's 1998 proxy statement; and

     (d) oppose and vote against any proposal to increase the size of the Board of Directors beyond seven (7) members during the term of this Agreement, unless Bisco consents to such increase.

          In any election of directors of the Company during the Term, whether at the Company's 1998 Annual Meeting of Shareholders or any special meeting of shareholders, each of the Directors agrees to vote any Company Voting Securities owned by him to elect the Bisco Parties' designees. Each Director further agrees not to vote any Company Voting Securities owned by him, or to take any other actions, that would be reasonably likely to defeat, impair, be inconsistent with or adversely affect the rights of the Bisco Parties under this
Section 2.1.

     2.2. Dismissal of Litigation.   The Company agrees to prepare and file,
          -----------------------
within three (3) business days of execution and delivery of this Agreement, a Dismissal Without Prejudice dismissing its claims as set forth in the Litigation. The Company agrees not to re-file the Litigation or any other litigation involving the same or similar claims during the Term, provided the Bisco Parties shall not be in breach of any of the provisions hereof.

     2.3  Rights Agreement.   At the February 24 Meeting, the Board of Directors
          ----------------
shall amend the Rights Agreement, as it applies to the Bisco Parties, (and each Director agrees to vote in favor of such amendment) to increase to 20% (i) the percentage of shares of common Stock and Company Voting Securities set forth in
Section 1(a) of the Rights Agreement (for purposes of determining whether any Person is an "Acquiring Person," as defined in the Rights Agreement), (ii) the percentage of shares of Common Stock and Company Voting Securities as set forth in Section 3(a)(ii) of the Rights Agreement (for purposes of determining whether any tender offer or exchange offer would trigger the distribution of Rights under the Rights Agreement), and (iii) the percentage of shares of Common Stock and Company Voting Securities set forth in Section 11(a)(ii)(B) of the Rights Agreement (for purposes of determining whether any Person is an "Adverse Person," as defined in the Rights Agreement.

     2.4  No Distribution of Rights.   It is the intention of the Parties that
          -------------------------
so long as the Bisco Parties comply with their respective obligations under this Agreement and Beneficially Own less than 20% of the Company Voting Securities, the Rights shall neither be distributed nor utilized by the Company with respect to the ownership by the Bisco Parties of Company Voting Securities (whether during the Term or thereafter). The Company agrees, for the Term of this Agreement and for so long as the Bisco Parties shall not be in breach of any of their obligations hereunder, that it will not exercise its discretionary authority to distribute the Rights.

     2.5  No Action to Impair Bisco Parties' Rights.  During the Term and so
          -----------------------------------------
long as the

Bisco Parties comply with their respective obligations hereunder, the Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, and shall use its best efforts to prevent any of its directors or shareholders from doing so, and in good faith assist in taking of all such actions as may be necessary or appropriate to protect the rights of the Bisco Parties under this Section 2.1 against impairment. Without limiting the generality of the foregoing, the Company agrees not to assert or challenge the Bisco Parties' rights to own or vote, or seek to restrict or limit the Bisco Parties rights to own or exercise voting rights and privileges with respect to, any Company Voting Securities presently owned by the Bisco Parties or acquired by them pursuant to this Agreement. Provided, however, the Company does not hereby waive its right to challenge any action by the Bisco Parties in violation of their obligations under this Agreement. In addition, the Company shall not initiate or institute, or participate in the initiation or institution of any legal, regulatory or administrative action or proceeding in any court of competent jurisdiction or regulatory or administrative body or agency with respect to the Bisco Parties or any of their Affiliates, Associates, employees, accountants, legal counsel or other advisors, which action or proceeding in any way contests, or otherwise seeks to void, the validity of, or the enforceability of any provision of this Agreement (provided, that nothing herein shall prevent the Company from defending any such action or proceeding brought by or on behalf of the Bisco Parties or their Affiliates or Associates).

     2.6  Limited Release.  At the expiration of the Term, and provided the
          ---------------
Bisco Parties have complied with their obligations under this Agreement, the Company shall execute and deliver to the Bisco Parties a general release from and against all claims, demands, damages, actions and causes of action of every kind and nature whatsoever which the Company has or may have against the Bisco Parties arising out of the acquisition and/or voting of Company Voting Securities owned by the Bisco Parties as of the date hereof; provided, such release shall not cover any rights of the Parties arising under this Agreement or with respect to acts, failures to act, facts, event, happenings, occurrences or omissions occurring, or claims as to which the Company first learns of, after the date hereof. Provided, further, the Company does not hereby release any claims it may have against the Bisco Parties arising out of, pursuant to, or in connection with (i) the 330,800 shares acquired by certain of the Bisco Parties during but outside the course of the Tender Offer, (ii) the Florida Control Share Act, or (iii) the Rights Agreement.

                                 ARTICLE THREE
                   COVENANTS AND AGREEMENTS OF BISCO PARTIES
                   -----------------------------------------

     The Bisco Parties hereby individually covenant and agree with the Company as follows:

     3.1. Reverse Split.  The Bisco Parties agree to vote all shares
          -------------
Beneficially Owned by them in favor of the Reverse Split. Further, the Bisco Parties agree to notify, or cause their proxy solicitors to notify, ADP and any brokers, nominees or shareholders of the Company previously contacted by them that (a) the Bisco Parties have withdrawn their proxy in opposition to the Reverse Split, and (b) the Bisco Parties encourage and recommend such persons vote their shares in support of the Reverse Split. The Bisco Parties also agree to take such other and further action as the Company may reasonably request in an effort to obtain approval of the Reverse Split.

     3.2  Voting of Company Voting Securities.  Notwithstanding any other
          -----------------------------------
provision of
this Agreement, during the Term, the Bisco Parties shall take or effect such action as may be necessary to ensure that (i) the Company Voting Securities that are beneficially owned by the Bisco Parties or any of their Affiliates or Associates as of the appropriate record date for the 1998 Annual Meeting of Shareholders are voted to elect the slate of Director Nominees duly authorized and recommended to the Company's shareholders by the Company's Board of Directors (which shall include Bisco's designees), and (ii) all shares of Company Voting Securities beneficially owned by the Bisco Parties or any of their Affiliates or Associates are voted and deemed to be present, in person or by proxy, at the 1998 Annual Meeting of Shareholders of the Company so that all Company Voting Securities so beneficially owned may be counted for the purpose of determining the presence of a quorum at such meetings.

     3.3  General Restrictions.  During the Term, and so long as neither the
          --------------------
Company nor any Director breaches any of the provisions of this Agreement, neither of the Bisco Parties nor any of their Affiliates or Associates shall, directly or indirectly: (i) make or participate in the making of any public announcement with respect to, or submit or participate in the submission of a proposal for, or offer of, any Extraordinary Transaction or any acquisition of Company Voting Securities or of any significant portion of the assets of the Company or any of its Affiliates; provided, that nothing herein shall prevent the Bisco Parties from (x) submitting any such proposals or offers to the Board of Directors for their consideration, or (y) discussing any proposal or offer made by a third party, provided the Bisco Parties inform such third party that any such proposal or offer is subject to approval by the Board of Directors;
(ii) initiate the solicitation of or solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in the SEC's Regulation 14A under the Exchange Act) with respect to any Company Voting Securities in opposition to the recommendation of the Board of Directors of the Company with respect to any matter, except that the foregoing shall not prevent the Bisco Parties from soliciting proxies in opposition to any proposal by the Board of Directors with respect to the adoption by the shareholders of any "anti-takeover" measures (whether in the form of an amendment to the Company's Articles of Incorporation by Bylaws or otherwise) or other measures which have the purpose or effect of restricting or limiting the voting rights and powers held by the Bisco Parties; (iii) initiate or institute, or participate in the initiation or institution of, any shareholder vote (whether pursuant to Rule 14a-8 of the Exchange Act or otherwise) with respect to any matter which is not required by the Company's Articles of Incorporation or Bylaws, the rules of the National Association of Securities Dealers, Inc. or any national securities exchange on which Company Voting Securities are then traded, or by any similar laws or rules to be submitted to the Company's shareholders; (iv) initiate or institute, or participate in the initiation or institution of any legal, regulatory or administrative action or proceeding in any court of competent jurisdiction or appropriate regulatory or administrative body or agency with respect to the Company or any of its Associates, employees, accountants, legal counsel or other advisors, which action or proceeding in any way contests, or otherwise seeks to void, the validity of, or the enforceability of any provision of this Agreement (provided, that nothing herein shall prevent the Bisco Parties from defending any such action or proceeding brought by or on behalf of the Company or its Affiliates or Associates); (v) nominate or cause others to nominate or otherwise seek to elect directors of the Company other than those nominated by the Board of Directors (which shall at all times during the Term include the Bisco Parties' designees, as provided in Section 2.1); or (vi) join or become a part of any group, or otherwise act in concert with any other Person, for the purpose of acquiring, holding, voting, or disposing of Company Voting Securities, or otherwise act as a partnership, limited partnership, syndicate, or other group, with any third party so as to be deemed to be a "person" within the meaning of Section 13(d)(3) of the Exchange Act with respect to Company Voting Securities, except as a member of a group consisting solely of the Bisco Parties and their Affiliates and Associates with respect to the ownership or voting of the Company Voting Securities currently owned by them or acquired by them pursuant to this Agreement.

     3.4  Acquisition of Voting Securities.  During the Term, and so long as
          --------------------------------
neither Company nor any Director breaches any of the provisions of this Agreement, neither the Bisco Parties or any of their Affiliates or Associates shall, directly or indirectly, acquire, or acquire beneficial ownership of, any Company Voting Securities, except as contemplated by Section 4.1 hereof and pursuant to any dividends or distributions of Company Voting Securities made on or to the Company shares beneficially owned by such Person, such that at all times during the term hereof, the Bisco Parties and their Affiliates and Associates shall own no more than 19.9% of the Company's Voting Securities.

                                 ARTICLE FOUR
                              SALE OF NEW SHARES
                              ------------------

     4.1  Sale of Shares.   The Company agrees to sell to Bisco, and Bisco
          --------------
agrees to purchase, 706,700 shares of the Company's Common Stock (the "New Shares"), subject to the terms and conditions of this Agreement.

     (a) The closing on the sale of the New Shares shall take place at such time and place as the parties may agree, but not later than February 27, 1998 (the "Closing Date").

     (b) The purchase price for the New Shares (the "Purchase Price") shall be the average of the closing price for the Company's Common Stock for the ten (10) trading days ending on the day immediately preceding the Closing Date.

     (c) The Closing Date shall occur prior to the effective date of the Reverse Split.

     (d) On the Closing Date (i) Bisco shall pay the Purchase Price to the Company by wire transfer of immediately available funds to the Company's bank account or by such other means as the Parties may mutually agree upon, and (ii) the Company shall deliver or cause to be delivered to Bisco, against payment by Bisco of the Purchase Price, a certificate representing the New Shares registered in the name of Bisco.

     4.2  Restrictive Legend.  Each certificate representing the New Shares
          ------------------
shall, except as otherwise provided in Section 4.3 of this Agreement, be stamped or otherwise imprinted with a legend substantially in the following form:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SUCH SHARES HAVE BEEN REGISTERED UNDER THAT ACT OR UNDER ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE.

     The Company may enter a stop transfer order with the transfer agent or agents of

Company Voting Securities against the transfer of the New Shares except in compliance with the requirements of this Agreement. The Company agrees to remove promptly any stop transfer order with respect to, and issue promptly unlegended certificates in substitution for, certificates for the New Shares that are no longer subject to the restrictions contained in this Agreement.

     4.3  Notice of Proposed Transfer.  Prior to any proposed transfer of any of
          ---------------------------
the New Shares, the holder thereof shall give written notice to the Company of its intention to effect such transfer. Each such notice shall describe the manner of the proposed transfer and shall be accompanied by a written opinion of counsel satisfactory to the Company (it being agreed that Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. shall be satisfactory) to the effect that the proposed transfer may be effected without registration under the Securities Act, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice. Each certificate for the New Shares transferred as above provided shall bear the legend set forth in Section 4.2, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act.

     4.4  Rule 144 Reporting.  With a view to making available the benefits of
          ------------------
certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Stock to the public without registration, the Company agrees to:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

          (b) use its best efforts to file with the Commission in a timely manner all reports and other documents required of The Company under the Securities Act and the Exchange Act; and

          (c) furnish to each holder of Restricted Stock forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Restricted Stock without registration.

     4.5  Stock Legend.  The following legend shall be placed on all
          ------------
certificates evidencing the New Shares, which legend will remain thereon until the earlier of the expiration of the Term or as long as such Company Voting Securities are subject to the restrictions contained in this Agreement:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF AN AGREEMENT, DATED AS OF FEBRUARY 24, 1998, BETWEEN FAMILY STEAK HOUSES OF FLORIDA, INC., BISCO INDUSTRIES, INC., THE BISCO INDUSTRIES PROFIT SHARING AND SAVINGS PLAN AND GLEN F. CEILEY. A COPY OF SUCH AGREEMENT IS ON FILE AT THE OFFICE OF THE SECRETARY OF

     FAMILY STEAK HOUSES OF FLORIDA, INC. AND THE SECRETARY WILL FURNISH TO ANY SHAREHOLDER, UPON REQUEST AND WITHOUT CHARGE, A FULL STATEMENT OF THE RIGHTS, TERMS AND CONDITIONS OF SUCH AGREEMENT."

                                 ARTICLE FIVE
                        REPRESENTATIONS AND WARRANTIES
                        ------------------------------

     5.1  Representations and Warranties of The Company.  The Company hereby
          ---------------------------------------------
represents and warrants to the Bisco Parties as follows:

          (a) The Company is a corporation in good standing under the laws of the State of Florida. The Company has corporate power and authority to execute and deliver this Agreement and to perform its terms.

          (b) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein, have been duly and validly authorized by all necessary corporate or other action in respect thereof on the part of the Company. This Agreement has been duly and validly executed by the Company and, assuming this Agreement constitutes a valid and binding agreement of the Bisco Parties, represents a valid and binding obligation of the Company, enforceable in accordance with its terms subject to the Bankruptcy Exception. The execution, delivery and performance of this Agreement by the Company the consummation of the transactions contemplated hereby, will not constitute a breach, violation or default, or create a lien, under any law, rule or regulation or any judgment, decree, governmental permit or license or permit, indenture or instrument of the Company or to which the Company is subject.

          (c) As of the date hereof, there are 11,132,140 shares of Common Stock outstanding.

     5.2  Representations and Warranties of the Bisco Parties.  The Bisco
          ---------------------------------------------------
Parties hereby represent and warrant to the Company as follows:

          (a) Bisco is a corporation in good standing under the laws of the State of Illinois. Bisco and the Bisco Plan each have the power and authority to execute and deliver this Agreement and to perform its terms.

          (b) The execution and delivery of this Agreement by the Bisco Parties and the consummation by the Bisco Parties of the transactions contemplated herein, have been duly and validly authorized by all necessary corporate or other action in respect thereof on the part of Bisco and the Bisco Plan. This Agreement has been duly and validly executed by each of the Bisco Parties and, assuming this Agreement constitutes a valid and binding agreement of the Company, represents a valid and binding obligation of each of the Bisco Parties, enforceable against each of them in accordance with its terms, subject to the Bankruptcy Exception. The execution, delivery and performance of this Agreement by the Bisco Parties, and the consummation by the Bisco Parties of the transactions contemplated hereby, will not constitute a breach, violation or default, or create a lien, under any law, rule or regulation or any judgment, decree, governmental permit or license or permit, indenture or instrument of any of the Bisco Parties or to which any of the Bisco Parties is subject.

          (c) As of the date hereof and the Closing Date (before the purchase of the New Shares), the Bisco Parties own of record and beneficially 1,649,914 shares of the Company's Common Stock.

          (d) Prior to the date of this Agreement, neither Bisco nor any of its Affiliates or Associates has acted in concert with any other Person, for the purpose of acquiring, holding, voting, or disposing of Company Voting Securities, or otherwise acted as a partnership, limited partnership, syndicate, or other group, with a third party so as to be deemed to be a "person" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any Company Voting Securities.

                                  ARTICLE SIX
                               TERM OF AGREEMENT
                               -----------------

     6.1  Term of Agreement.  Except as otherwise expressly provided in this
          -----------------
Agreement, the respective rights and obligations of the Parties under this Agreement become effective on the date of this Agreement is executed by each of the parties hereto and shall continue in full force and effect through the earlier of (i) the first anniversary of the Closing Date and (ii) the occurrence of an Extraordinary Transaction (the "Term").

     6.2  Survival of Covenants.  From and after the expiration of the Term,
          ---------------------
none of the Parties shall have any continuing liability or obligation to perform any of their covenants or agreements pursuant to this Agreement.

     6.3  Remedies.  The Parties recognize and hereby acknowledge that it may be
          --------
difficult to accurately measure the amount of damages that would result to a Party by reason of a failure of the other Party to perform any of the obligations imposed on it by this Agreement. The Parties accordingly agree that each such Party shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, in addition to any other remedies to which such Party may be entitled at law or in equity in accordance with this Agreement.


                                 ARTICLE SEVEN
                                 MISCELLANEOUS
                                 -------------

     7.1  Notices.  Any notices or other communications required or permitted
          -------
under this Agreement shall be effective only if it is in writing and delivered personally, by facsimile transmission, or by registered or certified mail, postage pre-paid, addressed as follows:


          The Company:        Family Steak Houses of Florida, Inc.
                              2113 Florida Boulevard
                              Neptune Beach, Florida 32266
                              Telecopy: (904) 249-1466

                              Attention: President

          Copy to Counsel:    G. Alan Howard, Esq.
                              Milam, Otero, Larsen, Dawson & Traylor, P.A.
                              1301 Riverplace Blvd., Suite 1301
                              Jacksonville, FL  32207


          Bisco Parties:      Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, California 92865
                              (714) 283-7140

                              Attention:  President


          Copy to Counsel:    Kenneth C. Hoffman, Esq.
                              Greenberg, Traurig, Hoffman, Lipoff,
                               Rosen & Quentel, P.A.
                              1221 Brickell Avenue
                              Miami, Florida  33131

or such other address as shall be furnished in writing by any of the Parties. Any such notice or communication shall be deemed to have been given as of the date so personally delivered or mailed.

     7.2  Amendments.  This Agreement may be amended by a subsequent writing
          ----------
signed by both Parties upon the approval of each of the Parties.

     7.3  Counterparts.  This Agreement may be executed in two or more
          ------------
counterparts all of which shall be one and the same Agreement and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party.

     7.4  Headings.  The headings in this Agreement are for convenience only and
          --------
shall not affect the construction or interpretation of this Agreement.

     7.5  Successors and Assigns.  All terms and conditions of this Agreement
          ----------------------
shall be binding upon and inure to the benefit of and be enforceable by any successor to any of the Bisco Parties and any successor to the Company. Any assignment of the rights and obligations of the Parties under this Agreement shall be effective upon a written agreement signed by all the Parties.

     7.6  Severability.  If any provision of this Agreement shall be held to be
          ------------
illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

     7.7  Entire Agreement.  This Agreement constitutes the entire understanding
          ----------------
between and among the Parties with respect to the subject matter hereof and shall supersede any prior agreements and understandings among the Parties with respect to such subject matter.

     7.8  Governing Law.  This Agreement shall be governed by and construed in
          -------------
accordance with the laws of the State of Florida.



             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered as of the date above written.


                              FAMILY STEAK HOUSES OF FLORIDA, INC.



                              By:___________________________________
                                    Lewis E. Christman, Jr.
                                    President and Chief Executive Officer



                              BISCO INDUSTRIES, INC.



                              By:___________________________________
                                    Glen F. Ceiley
                                    President and Chief Executive Officer



                              BISCO INDUSTRIES PROFIT SHARING
                                    AND SAVINGS PLAN



                              By:___________________________________
                                    Glen F. Ceiley
                                    Trustee


                              ___________________________________
                              Glen F. Ceiley, Individually

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 1998



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 1998



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 1998


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee

                                   SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since January 30 1998, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D.

Transaction                    Number of       Price
   Date                         Shares      Per Share*    Purchaser
-----------                   -----------   -----------  -----------

2-3-98                            7,499     .484375        Bisco
2-5-98                            2,000      .46875        Bisco
2-11-98                          10,000     .453125        Bisco
2-13-98                           2,000       .4375        Bisco
2-26-98                         706,700       .4316        Bisco


* Excluding commissions